UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
June 30, 2010
Commission File Number 001 — 33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road
Vile Parle East
Mumbai, Maharashtra 400-099, India
+91-22-6646-1000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBIT INDEX
EX.99.1 PRESS RELEASE OF STERLITE INDUSTRIES (INDIA) LIMITED DATED JUNE 30, 2010

This Report on Form 6-K shall be incorporated by reference in the automatic shelf registration statement on Form F-3 as amended by Post Effective Amendment No. 1 (File No. 333-160580) of Sterlite Industries (India) Limited (the “Company”).
Other Events
On June 30, 2010, the Company issued a press release to announce that its wholly owned subsidiary, Sterlite Energy Limited, successfully lighted the boiler for the first unit of 600 MW of its 2,400 MW (600 MW * 4) thermal Independent Power Plant in Jharsuguda, Orissa.
A copy of the press release dated June 30, 2010 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Exhibits

99.1	Press release of Sterlite Industries (India) Limited dated June 30, 2010.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: June 30, 2010
STERLITE INDUSTRIES (INDIA) LIMITED
	By:	/s/ Vinod Bhandawat
	Name:	Vinod Bhandawat
	Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Press release of Sterlite Industries (India) Limited dated June 30, 2010.